Ropes & Gray
                             One International Place
                        Boston, Massachusetts 02110-2624
                                 (617) 951-7000
                               Fax: (617) 951-7050



                                  May 30, 1997



Putnam Municipal Opportunities Trust
One Post Office Square
Boston, MA  02109

Ladies and Gentlemen:

     We have acted as counsel to Putnam Municipal Opportunities Trust (the "Trust") in connection with the Registration Statement of the Trust on Form N-2 (File No. 333-25453) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), relating to the proposed sale of an aggregate of 1620 Remarketed Preferred Shares, Series B, without par value, and 1620 Remarketed Preferred Shares, Series C, without par value, of the Trust (the "Shares"). The Shares are to be sold pursuant to a Purchase Agreement substantially in the form filed as an exhibit to the Registration Statement (the "Purchase Agreement") among the Trust, Putnam Investment Management, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     We have examined the Trust's Agreement and Declaration of Trust and Amended and Restated Bylaws, and are familiar with the actions taken by the Trust in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

     Based upon the foregoing, we are of the opinion that:

     1. The Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts.

     2. The Shares have been duly authorized and, when the Shares are issued and paid for in accordance with the Purchase Agreement, the Shares will be validly issued, fully paid, and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of

                                       -1-
3214572.02

Putnam Municipal Opportunities Trust         -2-                  May 30, 1997

Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus under the captions "Taxation" and "Legal Matters."

                                         Very truly yours,

                                         /s/ Ropes & Gray

                                         Ropes & Gray

JZM/jc:3214572.02



                                       -2-
3214572.02